NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)			November 9, 2017

Canada:	TSX:	KLS
United States:	NYSE American:	KIQ

KELSO TECHNOLOGIES INC.
FINANCIAL RESULTS FOR THE NINE MONTH ENDED SEPTEMBER 30, 2017

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2017.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Revenues	$1,153,341	$1,905,608	$4,150,321	$6,200,015
Cost of Goods Sold	$887,986	$1,227,678	$2,859,221	$4,209,050
Write down of inventory	$443,769	$-	$443,769	$-
Gross profit (loss)	$(178,414)	$677,930	$847,331	$1,990,965
Income tax expense	$-	$-	$17,856	$30,118
Net income (Loss)	$(1,380,495)	$(850,494)	$(2,803,514)	$(2,080,737)
EBITDA (Loss)	$(936,021)	$(702,599)	$(2,256,111)	$(1,904,498)
EPS (basic and diluted)	$(0.03)	$(0.02)	$(0.06)	$(0.05)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2017 the Company had cash on deposit in the amount of $565,417, accounts receivable of $484,711, prepaid expenses of $169,791 and inventory of $4,652,408 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at September 30, 2017 was $4,778,003 compared to $8,511,809 at December 31, 2016.

Net assets of the Company were $9,176,916 at September 30, 2017 compared to $11,771,944 at December 31, 2016. At September 30, 2017 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

Our primary revenue market (hazmat rail tank cars) has remained slow throughout 2017. This situation has continued to diminish our sales performance throughout the third quarter and year to date. Hazardous commodity businesses have remained in cut back positions which have led to continued low demand for Kelso’s specialized equipment for rail tank cars.

The major contributing factor for this prolonged slowdown is an estimated 100,000 rail tank cars in inventory that remain idle. This over supply was created from an overbuild situation that occurred from 2012 through 2015 when a once-in-a-lifetime bull market drove the demand and production of tank cars to the highest levels in history. While the vast majority of DOT111 cars have been retired or re-purposed as mandated, the CPC1232 and the new DOT117 tank cars which comply with new AAR regulations make up a sizeable portion of the existing inventory.

This high inventory situation remains problematic to the foreseeable future of our business. The current market is further complicated by political uncertainty, continued low commodity prices, slow economic activity and customers’ resistance to change from traditional equipment to new rail tank car technologies despite their many benefits as required by regulation changes.

In North America industry analysts expect an average production rate of 12,000 new rail tank cars annually for the predictable future. Based on current capability Kelso expects to participate on approximately 4,000 to 5,000 rail tank cars annually. Depending on the makeup of customers’ specifications and the status of our AAR approvals sales can range from $1,400 to $10,000 per tank car.

Long AAR approval processes continue to slow our ability to improve sales with additional rail tank car equipment. The Company continues to finish AAR approvals for our ceramic ball BOV, pressure car PRV and angle valve although the process could take two years to finish. Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the overall health of Kelso. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan has been warranted.

The key to reliable revenue growth will be new products and marketplaces outside of the rail tank car industry. Throughout 2017 Kelso has reorganized its strategic direction to actively develop new product offerings to meet this goal. Kelso’s new products initiatives do not require lengthy regulatory approval processes and the design-production process to sales and distribution activity is much quicker. Target markets include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in both recreational and commercial operations. Most products not requiring AAR approvals are nearing completion and will be ready for market distribution in 2018.

Kelso has managed to survive the economic setbacks over the past three years. Capital management has been challenging due to diminished cash flows from declining sales. Product development initiatives have been complex, expensive and the timing of revenue streams has not been predictable or guaranteed. Although many operational and human resource expenses have been reduced management is assessing its capital needs carefully. We are currently considering alternatives to ensure that Kelso has adequate capital resources to grow new revenue markets.

Going forward our main goal is to improve our resistance to economic downturns by decreasing our dependence on specialized equipment for rail tank cars through product diversification activity. Management believes the Company has put itself in a better position to succeed with a wider range of products as economic conditions in transportation markets improve in the future.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange, non cash share-based expenses (Black Sholes option pricing model) and write-off of assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that based on current capability Kelso expects to participate on approximately 4,000 to 5,000 rail tank cars annually; that depending on the makeup of customers’ specifications and the status of our AAR approvals sales can range from $1,400 to $10,000 per tank car; that the key to reliable revenue growth will be new products and marketplaces outside of the rail tank car industry; that management believes its AAR approved rail tank car products still provide meaningful future revenue opportunities; that most products not requiring AAR approvals are nearing completion and will be ready for market distribution in 2018; that target markets include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in both recreational and commercial operations; that We are currently considering access to new equity capital or other alternatives to ensure that Kelso has adequate capital resources to grow new revenue markets; and that management believes the Company has put itself in a better position to succeed with a wider range of products as economic conditions in transportation markets improve in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:
James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com